EXHIBIT 99.1

Spectrum Group Announces New Appointments to
its Board of Directors

IRVINE, Calif. - October 2, 2012 - Spectrum Group International, Inc. (SPGZ) announced today that its Board of Directors, on the recommendation of the Nominating Committee, has voted to appoint Joel R. Anderson and Ellis Landau to fill vacancies on its Board of Directors. Both appointments were effective October 1, 2012.
Mr. Anderson, age 68, is the Chairman and Director of Anderson Media Corporation, the country's largest distributor and merchandiser of pre-recorded music and a major distributor of books, and is also the Chairman and Director of various affiliated companies, including TNT Fireworks, the country's largest importer and distributor of consumer fireworks; Anderson Press, a major publisher of children's books and associated children's product; and Whitman Publishing Company, the leading publisher of books and related products for coin collections.
Mr. Anderson has been a member of the Board of Trustees of the American Numismatic Society since 2006 and serves on its Nominating and Governance Committee. He is also a lifetime member of the American Numismatic Association. Mr. Anderson, together with family members, owns a controlling interest in Stack's, LLC, the Company's joint venture partner in Stack's Bowers Galleries, its rare coin and currency coin auction house.
Mr. Anderson was appointed to the Board of Directors as a Class III director, to serve until the 2012 annual meeting.
Mr. Landau, age 68, is President, Treasurer and Director of ALST Casino Holdco, LLC, the holding company of Aliante Gaming, LLC, which owns and operates Aliante Station Casino + Hotel in Las Vegas, Nevada. Mr. Landau was formerly a member of the Board of Directors of Pinnacle Entertainment, Inc. (NYSE:PNK), a leading gaming company, where he served as Chairman of the Audit Committee and as a member of its Nominating and Governance Committee and its Compliance Committee. In 2006, Mr. Landau retired as Executive Vice President and Chief Financial Officer of Boyd Gaming Corporation (NYSE: BYD), a position he held since he joined the company in 1990. The Board appointed Mr. Landau as an independent director, to serve as a Class I director until the 2013 annual meeting.
Greg Roberts, President and CEO, commented, “With his long-standing business experience and in-depth knowledge of the coin industry, we have no doubt that Joel will contribute immeasurably to our Board of Directors.'
Chairman of the Board Jeffrey Benjamin added, “Ellis's operational and financial expertise will be an asset to the Company. I am confident that both Joel and Ellis will be valuable additions to our Board.”
About Spectrum Group
Spectrum Group International, Inc. (together with its subsidiaries, “we,” the “Company” or “SGI”) is a global trading and collectibles network and a designated Fortune 500 company. We are a trader of precious metals and an auctioneer of coins and wine, serving both collectors and dealers. We are also a merchant/dealer of certain collectibles. Our collectibles offerings span the price spectrum from modest to ultra-high end. Furthermore, we offer loans to coin dealers, collectors and investors backed by their precious metals, rare coins, and other collectibles as collateral.
Our Trading business is conducted through A-Mark Precious Metals, Inc. (“A-Mark”) and its subsidiaries. A-Mark is a full-service precious metal trading company, and an official distributor for many government mints throughout the world. A-Mark products include gold, silver, platinum and palladium for storage and delivery in the form of coins, bars, wafers and grain, and our services include financing, leasing, consignment, hedging and various customized financial programs. A-Mark's subsidiary, Collateral Finance Corporation, provides financing on a wide array of bullion and numismatic products.
Our Collectibles business operates as an integrated network of leading companies concentrating on numismatic materials and rare and fine vintage wine. We have offices and auction houses in North America, Europe and Asia. In addition to traditional live auctions, we also conduct Internet and telephone auctions.

Spectrum Group's Collectibles companies in the numismatics field include Stack's Bowers Galleries (rare coin and currency auction house), Stack's Bowers and Ponterio (world and ancient coins and currency auction house), Teletrade (online coin auctions), and Spectrum Numismatics International (wholesale rare coin dealer), all based in Irvine, California. Spectrum Wine Auctions is engaged in the sale by auction of rare and fine vintage wine.
Contact:

psoth@spectrumgi.com